Filed by Alumis Inc.

pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: ACELYRIN, INC.

Commission File No.: 001-41696

Date: February 6, 2025

The following email was sent by Martin Babler, Chief Executive Officer of Alumis Inc. (“Alumis”) to all employees of Alumis.

Subject: Important Company News: Alumis and ACELYRIN to Merge

Team,

We have had a busy start to the year and today, I am excited to share a very important milestone – Alumis just announced our plans to merge with ACELYRIN. You can read more in the press release we issued this afternoon [INSERT LINK TO RELEASE].

As I have shared with you previously, a core focus of the leadership team is to strengthen our financial foundation to provide the runway to advance our programs through our current trials and into commercialization. This transaction with ACELYRIN helps us achieve just that. As of year-end 2024, Alumis and ACELYRIN have a combined cash position of approximately $737 million, which will provide us with runway into 2027.

We come to Alumis every day to make a difference in patients’ lives. Through this transaction, we will be well positioned to execute on the promise of our highly differentiated portfolio and the significant benefits that our molecules can bring to patients with immune-mediated diseases.

You may know ACELYRIN, it is also a California-based company. Through this merger, we are expanding our pipeline with an additional program, Lonigutamab, an IGF1-R inhibitor for Thyroid Eye Disease that recently reported Phase 1/2 clinical data.

We have always been disciplined in our approach to deploying capital in the most efficient way to maximize our returns, with a focus on advancing differentiated molecules, and that will remain the case upon closing with respect to ACELYRIN’s lonigutamab program. As part of our announcement, we noted that Alumis will evaluate how to best develop lonigutamab in a capital efficient way. This work will be done upon close of the transaction, so we don’t have clear plans to share with you at this time but we do look forward to providing updates in the future.

Importantly, there will be no changes to Alumis’ existing development programs, and we remain execution-focused with respect to our Phase 3 ONWARD clinical program and Phase 2b LUMUS clinical trial for ESK-001 and initiation of the Phase 2 clinical trial for A-005 in MS – we are still on track for topline data readouts across these programs in 2026.

We expect to close the transaction in the second quarter of 2025, once we and ACELYRIN obtain the requisite approvals from our respective stockholders and satisfy certain customary closing conditions. Until then, both companies are operating separately. Importantly, following closing, we will operate under the Alumis name with our HQ remaining here in San Francisco and our current management team leading the combined company.

We also do not anticipate any change to your existing roles and responsibilities. To help answer some of your initial questions, please read through the attached FAQ and you’ll have the chance to ask us questions this afternoon - we will be hosting a town hall meeting at 4:00 p.m. PT to discuss today’s news, and I encourage you to join.

The progress we’ve seen since our IPO last year is truly remarkable and today’s announcement is expected to enhance our position significantly. This is all possible because of the exceptional work you all continue to do every day for Alumis. For that, I want to extend my sincere appreciation and gratitude. I look forward to speaking with you soon.

Martin

Consistent with company policy, please refer any outside inquiries on this news to our authorized company spokesperson Teri Dahlman (teri@redhousecomms.com).

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of federal securities laws, including the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based upon current plans, estimates and expectations of management of Alumis Inc. (“Alumis”) and ACELYRIN, Inc. (“ACELYRIN”) in light of historical results and trends, current conditions and potential future developments, and are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than statements of historical facts, including express or implied statements regarding the proposed transaction; the conversion of equity interests contemplated by the agreement and plan of merger, dated as of February 6, 2025, by and among the parties (the “merger agreement”); the issuance of common stock of Alumis contemplated by the merger agreement; the expected filing by Alumis with the Securities and Exchange Commission (the “SEC”) of a registration statement on Form S-4 (the “registration statement”) and a joint proxy statement/prospectus of Alumis and ACELYRIN to be included therein (the “joint proxy statement/prospectus”); the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the sufficiency of the combined company’s capital resources; the combined company’s cash runway; the competitive ability and position of the combined company; the clinical pipeline of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements.

Risks and uncertainties include, among other things, (i) the risk that the proposed transaction may not be completed in a timely basis or at all, which may adversely affect Alumis’ and ACELYRIN’s businesses and the price of their respective securities; (ii) the potential failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction, including stockholder approvals by both Alumis’ stockholders and ACELYRIN’S stockholders, and the potential failure to satisfy the other conditions to the consummation of the transaction; (iii) the effect of the announcement, pendency or completion of the proposed transaction on each of Alumis’ or ACELYRIN’s ability to attract, motivate, retain and hire key personnel and maintain relationships with partners, suppliers and others with whom Alumis or ACELYRIN does business, or on Alumis’ or ACELYRIN’s operating results and business generally; (iv) that the proposed transaction may divert management’s attention from each of Alumis’ and ACELYRIN’s ongoing business operations; (v) the risk of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon, including resulting expense or delay; (vi) that Alumis or ACELYRIN may be adversely affected by other economic, business and/or competitive factors; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement , including in circumstances which would require Alumis or ACELYRIN to pay a termination fee; (viii) the risk that restrictions during the pendency of the proposed transaction may impact Alumis’ or ACELYRIN’s ability to pursue certain business opportunities or strategic transactions; (ix) the risk that the anticipated benefits and synergies of the proposed transaction may not be fully realized or may take longer to realize than expected; (x) the impact of legislative, regulatory, economic, competitive and technological changes; (xi) risks relating to the value of Alumis securities to be issued in the proposed transaction; (xii) the risk that integration of the proposed transaction post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects expected from the transaction; (xiii) the effect of the announcement, pendency or completion of the proposed transaction on the market price of the common stock of each of Alumis and ACELYRIN; (xiv) the implementation of each of Alumis’ and ACELYRIN’s business model and strategic plans for product candidates and pipeline, and challenges inherent in developing, commercializing, manufacturing, launching, marketing and selling potential existing and new products and product candidates; (xv) the scope, progress, results and costs of developing Alumis’ and ACELYRIN’s product candidates and any future product candidates, including conducting preclinical studies and clinical trials, and otherwise related to the research and development of Alumis’ and ACELYRIN’s pipeline; (xvi) the timing and costs involved in obtaining and maintaining regulatory approval for Alumis’ and ACELYRIN’s current or future product candidates, and any related restrictions, limitations and/or warnings in the label of any approved product; (xvii) the market for, adoption (including rate and degree of market acceptance) and pricing and reimbursement of Alumis’ and ACELYRIN’s product candidates, if approved, and their respective abilities to compete with therapies and procedures that are rapidly growing and evolving; (xviii) uncertainties in contractual relationships, including collaborations, partnerships, licensing or other arrangements and the performance of third-party suppliers and manufacturers; (xix) the ability of each of Alumis and ACELYRIN to establish and maintain intellectual property protection for products or avoid or defend claims of infringement; (xx) Alumis’ ability to successfully integrate ACELYRIN’s operations and personnel; and (xxi) potential delays in initiating, enrolling or completing preclinical studies and clinical trials.

These risks, as well as other risks related to the proposed transaction, will be described in the registration statement and the joint proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here and the list of factors to be presented in the registration statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Alumis’ and ACELYRIN’s respective periodic reports and other filings with the SEC, including the risk factors identified in Alumis’ and ACELYRIN’s most recent Quarterly Reports on Form 10-Q and/or Annual Reports on Form 10-K. The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Alumis and ACELYRIN and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Readers should also carefully review the risk factors described in other documents Alumis and ACELYRIN file from time to time with the SEC.

The forward-looking statements included in this communication are made only as of the date hereof. Alumis assumes no obligation and does not intend to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

Additional Information and Where to Find It

In connection with the proposed merger, Alumis intends to file with the SEC the registration statement, which will include the joint proxy statement/prospectus. After the registration statement has been declared effective by the SEC, the joint proxy statement/prospectus will be delivered to stockholders of Alumis and ACELYRIN. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF ALUMIS AND ACELYRIN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus (when available) and other documents filed by Alumis and ACELYRIN with the SEC, without charge, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Alumis will be available free of charge under the SEC Filings heading of the Investor Relations section of Alumis’ website at https://investors.alumis.com/. Copies of the documents filed with the SEC by ACELYRIN will be available free of charge under the Financials & Filings heading of the Investor Relations section of ACELYRIN’s website at https://investors.acelyrin.com/.

Participants in the Solicitation

Alumis and ACELYRIN and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Alumis’ directors and executive officers is set forth in Alumis’ registration statement on Form S-1/A (File No. 333-280068), which was filed with the SEC on June 24, 2024. Information about ACELYRIN’s directors and executive officers is set forth in the proxy statement for ACELYRIN’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 22, 2024, and ACELYRIN’s Current Reports on Form 8-K filed with the SEC on May 28, 2024, August 13, 2024 and December 10, 2024. Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The following FAQ was sent by Martin Babler, Chief Executive Officer of Alumis to all employees of Alumis.

1.	Who is ACELYRIN?

•	ACELYRIN is based in Los Angeles and is a late-stage clinical biopharma immunology company focused specifically on Thyroid Eye Disease with its lead asset, lonigutamab.

•	We encourage you to read more about ACELYRIN here.

2.	Why is Alumis merging with ACELYRIN?

•	Alumis has a robust late-stage pipeline that requires additional financial resources to advance our programs through our current trials and into commercialization.

•	Through this transaction with ACELYRIN, we will significantly strengthen our financial foundation. As of year-end 2024, Alumis and ACELYRIN have a combined cash position of approximately $737 million, which represents a significant step up from where we are today and will support our initiatives into 2027.

•	With these resources, we will be even better positioned to capitalize on the promise of our highly differentiated portfolio.

3.	How will we merge our portfolio with ACELYRIN’s? Will Alumis continue to develop ACELYRIN’s programs, including lonigutamab and izokibep?

•	There will be no changes to Alumis’ pipeline programs, ongoing trials or planned readouts.

•	With regard to ACELYRIN’s lead asset, lonigutamab, our team intends to complete an evaluation to determine the optimal strategy for the program that ensures maximum capital efficiency following closing of the transaction.

•	Prior to the transaction announcement, ACELYRIN announced that it will terminate its licensing agreement for the izokibep program, so this program will not be part of Alumis’ pipeline following close.

4.	Will any of ACELYRIN’s employees join Alumis? How will the ACELYRIN team fit into our existing organizational structure?

•	We expect that key members of ACELYRIN’s team will join Alumis to ensure continuity and optimization of the lonigutamab development plan.

•	We do not expect any changes to Alumis’ current organizational structure and should there be any limited changes, those will be communicated in a timely manner.

5.	Will there be changes to the executive leadership team? Who will manage the combined business?

•	The current Alumis executive team will continue to lead the company following close.

6.	What does this acquisition mean for me and my day-to-day responsibilities? Will there be any changes to my reporting structure or compensation and benefits?

•	Between now and closing, Alumis continues to operate as a standalone company in the ordinary course of business, and you should not expect to see any changes in these areas.

•	Generally speaking, we do not expect Alumis employees will experience a significant, if any, change in day-to-day responsibilities.

7.	Will there be any impact to our roles and overall workforce?

•	We do not expect any impact to our team as a result of this transaction.

•	It is important to remember that between now and the closing of the transaction, we continue to operate as separate companies.

8.	Will there be any changes to our lab facilities/trial sites? Will ACELYRIN leverage our facility footprint or will we consolidate?

•	We do not expect any changes to Alumis’ facilities, trial sites or our physical footprint.

•	ACELYRIN does not have any lab facilities, so to the extent needed following Alumis’ review of the lonigutamab program, ACELYRIN would likely leverage our current footprint.

9.	How will the transaction affect our relationships with our trial partners, collaborators, and other stakeholders? What if I am asked about it? Is there anything I can send them?

•	We expect our stakeholders will be enthusiastic about this transaction as Alumis will have a stronger financial position to continue advancing our promising pipeline.

•	If you are asked any questions about it or need a letter, you can refer to your manager/EC member. We do have a standard letter that we can send to external partners/vendors if needed, but as mentioned, there are no changes to our current plans and programs, it remains business as usual for Alumis.

10.	When will the acquisition be completed? What can I expect between now and closing?

•	We expect to complete the transaction in the second quarter of 2025, subject to customary closing conditions, including stockholder approvals. In the meantime, both companies will continue to operate separately, and it remains business as usual for all of us at Alumis.

11.	What are the integration plans? When does integration begin? What can we expect in the interim period?

•	We believe this will be a quick and seamless integration following closing.

•	Between now and closing, we are limited only to planning for integration. Only after the transaction closes can we begin to implement these plans.

12.	How soon can Alumis employees interact with ACELYRIN employees?

•	We expect the transaction to close in the second quarter of 2025. Between now and then, both companies are continuing to operate separately, and it remains business as usual.

•	As such, you should not engage with ACELYRIN employees unless you are asked to do so by a member of Alumis’ leadership team.

13.	What will happen to the Alumis stock I own?

•	You will continue to hold your existing Alumis stock.

14.	Who can I contact if I have more questions?

•	If you have any questions, please reach out to your manager.

•	As always, we will provide updates on the process as we have news to share.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of federal securities laws, including the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based upon current plans, estimates and expectations of management of Alumis Inc. (“Alumis”) and ACELYRIN, Inc. (“ACELYRIN”) in light of historical results and trends, current conditions and potential future developments, and are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than statements of historical facts, including express or implied statements regarding the proposed transaction; the conversion of equity interests contemplated by the agreement and plan of merger, dated as of February 6, 2025, by and among the parties (the “merger agreement”); the issuance of common stock of Alumis contemplated by the merger agreement; the expected filing by Alumis with the Securities and Exchange Commission (the “SEC”) of a registration statement on Form S-4 (the “registration statement”) and a joint proxy statement/prospectus of Alumis and ACELYRIN to be included therein (the “joint proxy statement/prospectus”); the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the sufficiency of the combined company’s capital resources; the combined company’s cash runway; the competitive ability and position of the combined company; the clinical pipeline of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements.

Risks and uncertainties include, among other things, (i) the risk that the proposed transaction may not be completed in a timely basis or at all, which may adversely affect Alumis’ and ACELYRIN’s businesses and the price of their respective securities; (ii) the potential failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction, including stockholder approvals by both Alumis’ stockholders and ACELYRIN’S stockholders, and the potential failure to satisfy the other conditions to the consummation of the transaction; (iii) the effect of the announcement, pendency or completion of the proposed transaction on each of Alumis’ or ACELYRIN’s ability to attract, motivate, retain and hire key personnel and maintain relationships with partners, suppliers and others with whom Alumis or ACELYRIN does business, or on Alumis’ or ACELYRIN’s operating results and business generally; (iv) that the proposed transaction may divert management’s attention from each of Alumis’ and ACELYRIN’s ongoing business operations; (v) the risk of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon, including resulting expense or delay; (vi) that Alumis or ACELYRIN may be adversely affected by other economic, business and/or competitive factors; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement , including in circumstances which would require Alumis or ACELYRIN to pay a termination fee; (viii) the risk that restrictions during the pendency of the proposed transaction may impact Alumis’ or ACELYRIN’s ability to pursue certain business opportunities or strategic transactions; (ix) the risk that the anticipated benefits and synergies of the proposed transaction may not be fully realized or may take longer to realize than expected; (x) the impact of legislative, regulatory, economic, competitive and technological changes; (xi) risks relating to the value of Alumis securities to be issued in the proposed transaction; (xii) the risk that integration of the proposed transaction post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects expected from the transaction; (xiii) the effect of the announcement, pendency or completion of the proposed transaction on the market price of the common stock of each of Alumis and ACELYRIN; (xiv) the implementation of each of Alumis’ and ACELYRIN’s business model and strategic plans for product candidates and pipeline, and challenges inherent in developing, commercializing, manufacturing, launching, marketing and selling potential existing and new products and product candidates; (xv) the scope, progress, results and costs of developing Alumis’ and ACELYRIN’s product candidates and any future product candidates, including conducting preclinical studies and clinical trials, and otherwise related to the research and development of Alumis’ and ACELYRIN’s pipeline; (xvi) the timing and costs involved in obtaining and maintaining regulatory approval for Alumis’ and ACELYRIN’s current or future product candidates, and any related restrictions, limitations and/or warnings in the label of any approved product; (xvii) the market for, adoption (including rate and degree of market acceptance) and pricing and reimbursement of Alumis’ and ACELYRIN’s product candidates, if approved, and their respective abilities to compete with therapies and procedures that are rapidly growing and evolving; (xviii) uncertainties in contractual relationships, including collaborations, partnerships, licensing or other arrangements and the performance of third-party suppliers and manufacturers; (xix) the ability of each of Alumis and ACELYRIN to establish and maintain intellectual property protection for products or avoid or defend claims of infringement; (xx) Alumis’ ability to successfully integrate ACELYRIN’s operations and personnel; and (xxi) potential delays in initiating, enrolling or completing preclinical studies and clinical trials.

These risks, as well as other risks related to the proposed transaction, will be described in the registration statement and the joint proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here and the list of factors to be presented in the registration statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Alumis’ and ACELYRIN’s respective periodic reports and other filings with the SEC, including the risk factors identified in Alumis’ and ACELYRIN’s most recent Quarterly Reports on Form 10-Q and/or Annual Reports on Form 10-K. The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Alumis and ACELYRIN and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Readers should also carefully review the risk factors described in other documents Alumis and ACELYRIN file from time to time with the SEC.

The forward-looking statements included in this communication are made only as of the date hereof. Alumis assumes no obligation and does not intend to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

Additional Information and Where to Find It

In connection with the proposed merger, Alumis intends to file with the SEC the registration statement, which will include the joint proxy statement/prospectus. After the registration statement has been declared effective by the SEC, the joint proxy statement/prospectus will be delivered to stockholders of Alumis and ACELYRIN. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF ALUMIS AND ACELYRIN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus (when available) and other documents filed by Alumis and ACELYRIN with the SEC, without charge, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Alumis will be available free of charge under the SEC Filings heading of the Investor Relations section of Alumis’ website at https://investors.alumis.com/. Copies of the documents filed with the SEC by ACELYRIN will be available free of charge under the Financials & Filings heading of the Investor Relations section of ACELYRIN’s website at https://investors.acelyrin.com/.

Participants in the Solicitation

Alumis and ACELYRIN and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Alumis’ directors and executive officers is set forth in Alumis’ registration statement on Form S-1/A (File No. 333-280068), which was filed with the SEC on June 24, 2024. Information about ACELYRIN’s directors and executive officers is set forth in the proxy statement for ACELYRIN’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 22, 2024, and ACELYRIN’s Current Reports on Form 8-K filed with the SEC on May 28, 2024, August 13, 2024 and December 10, 2024. Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The following investor email was sent by Alumis.

Subject: Alumis and ACELYRIN Transaction Announcement

Good afternoon,

Alumis has just announced our plans to merge with ACELYRIN in an all-stock transaction. This is an exciting transaction that will provide Alumis with additional financial flexibility to advance a differentiated late-stage pipeline. As of year-end 2024, Alumis and ACELYRIN have a pro forma cash position of approximately $737 million which is expected to fund Alumis’ operating expenses and capital expenditure requirements into 2027 beyond expected multiple clinical data readouts. Our press release can be found here [HYPERLINK] with additional details.

The transaction is expected to close in the second quarter of 2025, subject to approval by both companies’ stockholders and the satisfaction of customary closing conditions. Additionally, as noted in our press release, stockholders representing approximately 62% of Alumis voting common stock, and approximately 24% of ACELYRIN common stock, have entered into voting agreements in support of the transaction.

We will be holding a conference call and webcast later this afternoon at 2:00 PM PT / 5:00 PM ET with ACELYRIN’s management to discuss the transaction in more detail. To join the conference call with the ability to ask a question during the Q&A portion of the call, register for the conference call here to obtain a dial-in number and passcode.

Please let me know if you have availability today following the conclusion of the conference call to have a follow-up with Martin and myself. We look forward to speaking with you.

Thank you,

John Schroer

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of federal securities laws, including the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based upon current plans, estimates and expectations of management of Alumis Inc. (“Alumis”) and ACELYRIN, Inc. (“ACELYRIN”) in light of historical results and trends, current conditions and potential future developments, and are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than statements of historical facts, including express or implied statements regarding the proposed transaction; the conversion of equity interests contemplated by the agreement and plan of merger, dated as of February 6, 2025, by and among the parties (the “merger agreement”); the issuance of common stock of Alumis contemplated by the merger agreement; the expected filing by Alumis with the Securities and Exchange Commission (the “SEC”) of a registration statement on Form S-4 (the “registration statement”) and a joint proxy statement/prospectus of Alumis and ACELYRIN to be included therein (the “joint proxy statement/prospectus”); the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the sufficiency of the combined company’s capital resources; the combined company’s cash runway; the competitive ability and position of the combined company; the clinical pipeline of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements.

Risks and uncertainties include, among other things, (i) the risk that the proposed transaction may not be completed in a timely basis or at all, which may adversely affect Alumis’ and ACELYRIN’s businesses and the price of their respective securities; (ii) the potential failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction, including stockholder approvals by both Alumis’ stockholders and ACELYRIN’S stockholders, and the potential failure to satisfy the other conditions to the consummation of the transaction; (iii) the effect of the announcement, pendency or completion of the proposed transaction on each of Alumis’ or ACELYRIN’s ability to attract, motivate, retain and hire key personnel and maintain relationships with partners, suppliers and others with whom Alumis or ACELYRIN does business, or on Alumis’ or ACELYRIN’s operating results and business generally; (iv) that the proposed transaction may divert management’s attention from each of Alumis’ and ACELYRIN’s ongoing business operations; (v) the risk of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon, including resulting expense or delay; (vi) that Alumis or ACELYRIN may be adversely affected by other economic, business and/or competitive factors; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement , including in circumstances which would require Alumis or ACELYRIN to pay a termination fee; (viii) the risk that restrictions during the pendency of the proposed transaction may impact Alumis’ or ACELYRIN’s ability to pursue certain business opportunities or strategic transactions; (ix) the risk that the anticipated benefits and synergies of the proposed transaction may not be fully realized or may take longer to realize than expected; (x) the impact of legislative, regulatory, economic, competitive and technological changes; (xi) risks relating to the value of Alumis securities to be issued in the proposed transaction; (xii) the risk that integration of the proposed transaction post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects expected from the transaction; (xiii) the effect of the announcement, pendency or completion of the proposed transaction on the market price of the common stock of each of Alumis and ACELYRIN; (xiv) the implementation of each of Alumis’ and ACELYRIN’s business model and strategic plans for product candidates and pipeline, and challenges inherent in developing, commercializing, manufacturing, launching, marketing and selling potential existing and new products and product candidates; (xv) the scope, progress, results and costs of developing Alumis’ and ACELYRIN’s product candidates and any future product candidates, including conducting preclinical studies and clinical trials, and otherwise related to the research and development of Alumis’ and ACELYRIN’s pipeline; (xvi) the timing and costs involved in obtaining and maintaining regulatory approval for Alumis’ and ACELYRIN’s current or future product candidates, and any related restrictions, limitations and/or warnings in the label of any approved product; (xvii) the market for, adoption (including rate and degree of market acceptance) and pricing and reimbursement of Alumis’ and ACELYRIN’s product candidates, if approved, and their respective abilities to compete with therapies and procedures that are rapidly growing and evolving; (xviii) uncertainties in contractual relationships, including collaborations, partnerships, licensing or other arrangements and the performance of third-party suppliers and manufacturers; (xix) the ability of each of Alumis and ACELYRIN to establish and maintain intellectual property protection for products or avoid or defend claims of infringement; (xx) Alumis’ ability to successfully integrate ACELYRIN’s operations and personnel; and (xxi) potential delays in initiating, enrolling or completing preclinical studies and clinical trials.

These risks, as well as other risks related to the proposed transaction, will be described in the registration statement and the joint proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here and the list of factors to be presented in the registration statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Alumis’ and ACELYRIN’s respective periodic reports and other filings with the SEC, including the risk factors identified in Alumis’ and ACELYRIN’s most recent Quarterly Reports on Form 10-Q and/or Annual Reports on Form 10-K. The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Alumis and ACELYRIN and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Readers should also carefully review the risk factors described in other documents Alumis and ACELYRIN file from time to time with the SEC.

The forward-looking statements included in this communication are made only as of the date hereof. Alumis assumes no obligation and does not intend to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

Additional Information and Where to Find It

In connection with the proposed merger, Alumis intends to file with the SEC the registration statement, which will include the joint proxy statement/prospectus. After the registration statement has been declared effective by the SEC, the joint proxy statement/prospectus will be delivered to stockholders of Alumis and ACELYRIN. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF ALUMIS AND ACELYRIN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus (when available) and other documents filed by Alumis and ACELYRIN with the SEC, without charge, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Alumis will be available free of charge under the SEC Filings heading of the Investor Relations section of Alumis’ website at https://investors.alumis.com/. Copies of the documents filed with the SEC by ACELYRIN will be available free of charge under the Financials & Filings heading of the Investor Relations section of ACELYRIN’s website at https://investors.acelyrin.com/.

Participants in the Solicitation

Alumis and ACELYRIN and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Alumis’ directors and executive officers is set forth in Alumis’ registration statement on Form S-1/A (File No. 333-280068), which was filed with the SEC on June 24, 2024. Information about ACELYRIN’s directors and executive officers is set forth in the proxy statement for ACELYRIN’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 22, 2024, and ACELYRIN’s Current Reports on Form 8-K filed with the SEC on May 28, 2024, August 13, 2024 and December 10, 2024. Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The following email was sent to external stakeholders of Alumis by Alumis.

Subject: Important Update: Alumis and ACELYRIN to Merge

[NAME],

I am writing to share an exciting update from Alumis – today we have announced plans to merge with ACELYRIN. The press release we issued with additional details can be found here [HYPERLINK].

This is an important milestone for Alumis as it will provide us with a stronger financial foundation to advance a promising late-stage pipeline of differentiated immune-mediated therapies. There will be no interruption to our ongoing work or engagements as we will continue to execute our programs and key business activities for ESK-001 and A-005.

We expect the transaction to close in the second quarter of 2025, once we and ACELYRIN obtain the requisite approvals from our respective stockholders and satisfy certain customary closing conditions. We will keep you appraised of any additional updates.

On behalf of the entire Alumis team, we value your support and partnership and look forward to continuing to work together. Please do not hesitate to reach out with any questions.

Sincerely,

[NAME]

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of federal securities laws, including the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based upon current plans, estimates and expectations of management of Alumis Inc. (“Alumis”) and ACELYRIN, Inc. (“ACELYRIN”) in light of historical results and trends, current conditions and potential future developments, and are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than statements of historical facts, including express or implied statements regarding the proposed transaction; the conversion of equity interests contemplated by the agreement and plan of merger, dated as of February 6, 2025, by and among the parties (the “merger agreement”); the issuance of common stock of Alumis contemplated by the merger agreement; the expected filing by Alumis with the Securities and Exchange Commission (the “SEC”) of a registration statement on Form S-4 (the “registration statement”) and a joint proxy statement/prospectus of Alumis and ACELYRIN to be included therein (the “joint proxy statement/prospectus”); the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the sufficiency of the combined company’s capital resources; the combined company’s cash runway; the competitive ability and position of the combined company; the clinical pipeline of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements.

Risks and uncertainties include, among other things, (i) the risk that the proposed transaction may not be completed in a timely basis or at all, which may adversely affect Alumis’ and ACELYRIN’s businesses and the price of their respective securities; (ii) the potential failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction, including stockholder approvals by both Alumis’ stockholders and ACELYRIN’S stockholders, and the potential failure to satisfy the other conditions to the consummation of the transaction; (iii) the effect of the announcement, pendency or completion of the proposed transaction on each of Alumis’ or ACELYRIN’s ability to attract, motivate, retain and hire key personnel and maintain relationships with partners, suppliers and others with whom Alumis or ACELYRIN does business, or on Alumis’ or ACELYRIN’s operating results and business generally; (iv) that the proposed transaction may divert management’s attention from each of Alumis’ and ACELYRIN’s ongoing business operations; (v) the risk of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon, including resulting expense or delay; (vi) that Alumis or ACELYRIN may be adversely affected by other economic, business and/or competitive factors; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement , including in circumstances which would require Alumis or ACELYRIN to pay a termination fee; (viii) the risk that restrictions during the pendency of the proposed transaction may impact Alumis’ or ACELYRIN’s ability to pursue certain business opportunities or strategic transactions; (ix) the risk that the anticipated benefits and synergies of the proposed transaction may not be fully realized or may take longer to realize than expected; (x) the impact of legislative, regulatory, economic, competitive and technological changes; (xi) risks relating to the value of Alumis securities to be issued in the proposed transaction; (xii) the risk that integration of the proposed transaction post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects expected from the transaction; (xiii) the effect of the announcement, pendency or completion of the proposed transaction on the market price of the common stock of each of Alumis and ACELYRIN; (xiv) the implementation of each of Alumis’ and ACELYRIN’s business model and strategic plans for product candidates and pipeline, and challenges inherent in developing, commercializing, manufacturing, launching, marketing and selling potential existing and new products and product candidates; (xv) the scope, progress, results and costs of developing Alumis’ and ACELYRIN’s product candidates and any future product candidates, including conducting preclinical studies and clinical trials, and otherwise related to the research and development of Alumis’ and ACELYRIN’s pipeline; (xvi) the timing and costs involved in obtaining and maintaining regulatory approval for Alumis’ and ACELYRIN’s current or future product candidates, and any related restrictions, limitations and/or warnings in the label of any approved product; (xvii) the market for, adoption (including rate and degree of market acceptance) and pricing and reimbursement of Alumis’ and ACELYRIN’s product candidates, if approved, and their respective abilities to compete with therapies and procedures that are rapidly growing and evolving; (xviii) uncertainties in contractual relationships, including collaborations, partnerships, licensing or other arrangements and the performance of third-party suppliers and manufacturers; (xix) the ability of each of Alumis and ACELYRIN to establish and maintain intellectual property protection for products or avoid or defend claims of infringement; (xx) Alumis’ ability to successfully integrate ACELYRIN’s operations and personnel; and (xxi) potential delays in initiating, enrolling or completing preclinical studies and clinical trials.

These risks, as well as other risks related to the proposed transaction, will be described in the registration statement and the joint proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here and the list of factors to be presented in the registration statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Alumis’ and ACELYRIN’s respective periodic reports and other filings with the SEC, including the risk factors identified in Alumis’ and ACELYRIN’s most recent Quarterly Reports on Form 10-Q and/or Annual Reports on Form 10-K. The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Alumis and ACELYRIN and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Readers should also carefully review the risk factors described in other documents Alumis and ACELYRIN file from time to time with the SEC.

The forward-looking statements included in this communication are made only as of the date hereof. Alumis assumes no obligation and does not intend to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

Additional Information and Where to Find It

In connection with the proposed merger, Alumis intends to file with the SEC the registration statement, which will include the joint proxy statement/prospectus. After the registration statement has been declared effective by the SEC, the joint proxy statement/prospectus will be delivered to stockholders of Alumis and ACELYRIN. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF ALUMIS AND ACELYRIN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus (when available) and other documents filed by Alumis and ACELYRIN with the SEC, without charge, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Alumis will be available free of charge under the SEC Filings heading of the Investor Relations section of Alumis’ website at https://investors.alumis.com/. Copies of the documents filed with the SEC by ACELYRIN will be available free of charge under the Financials & Filings heading of the Investor Relations section of ACELYRIN’s website at https://investors.acelyrin.com/.

Participants in the Solicitation

Alumis and ACELYRIN and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Alumis’ directors and executive officers is set forth in Alumis’ registration statement on Form S-1/A (File No. 333-280068), which was filed with the SEC on June 24, 2024. Information about ACELYRIN’s directors and executive officers is set forth in the proxy statement for ACELYRIN’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 22, 2024, and ACELYRIN’s Current Reports on Form 8-K filed with the SEC on May 28, 2024, August 13, 2024 and December 10, 2024. Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.